SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2012

GILAT SATELLITE NETWORKS LTD.
(Name of Registrant)

21 YEGIA KAPAYIM, KIRYAT ARYE, PETAH TIKVAH, ISRAEL
(Address of Principal Executive Office)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

FORM 20-F ☒ FORM 40-F ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): ☐

INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ☐ NO ☒

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION
STATEMENTS ON FORM F-3 (REGISTRATION NOS. 333-160683 AND NO. 333-174142) AND REGISTRATION
STATEMENTS ON FORM S-8 (REGISTRATION NOS. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476
AND 333-180552).

Attached hereto is Registrant’s Condensed Interim Consolidated Financial Statements as of June 30, 2012 and Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated September 24, 2012	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

6-K Items

1.	Condensed Interim Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of June 30, 2012.
2.	Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations

ITEM 1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 - F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7– F9

Notes to Condensed Interim Consolidated Financial Statements	F10– F22

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2012	December 31, 2011
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$52,540	$56,231
Short-term restricted cash	1,886	7,034
Restricted cash held by trustees	10,133	1,549
Trade receivables, net	58,223	51,654
Inventories	30,946	31,933
Other current assets	32,355	25,767

Total current assets	186,083	174,168

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,236	9,722
Long-term restricted cash	1,624	2,025
Long-term trade receivables, receivables in respect of capital leases and other receivables	19,308	20,219

Total long-term investments and receivables	30,168	31,966

PROPERTY AND EQUIPMENT, NET	97,683	100,926

INTANGIBLE ASSETS, NET	48,033	49,927

GOODWILL	89,691	89,691

Total assets	$451,658	$446,678

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2012	December 31, 2011
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$4,172	$2,971
Current maturities of long-term loans and convertible subordinated notes	22,357	19,092
Trade payables	30,831	25,477
Accrued expenses	19,470	25,609
Short-term advances from customers held by trustees	6,553	1,551
Other current liabilities	32,592	36,764

Total current liabilities	115,975	111,464

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	42,541	40,353
Accrued severance pay	9,270	9,445
Other long-term liabilities	24,176	25,341

Total long-term liabilities	75,987	75,139

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares at June 30, 2012 and December 31, 2011; Issued and outstanding – 41,413,302 and 41,182,011 shares at June 30, 2012 and December 31, 2011, respectively	1,894	1,882
Additional paid-in capital	868,174	867,098
Accumulated other comprehensive income	1,285	541
Accumulated deficit	(611,657)	(609,446)

Total equity	259,696	260,075

Total liabilities and equity	$451,658	$446,678

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2012	2011
	Unaudited	Unaudited
Revenue:
Products	$81,523	$98,808
Services	80,403	62,927

Total revenue	161,926	161,735

Cost of revenue:
Products	53,057	55,016
Services	57,151	48,239

Total cost of revenue	110,208	103,255

Gross profit	51,718	58,480
Operating expenses:
Research and development costs, net	14,891	15,991
Selling and marketing expenses	20,751	23,192
General and administrative expenses	16,274	18,107
Costs related to acquisition transactions	-	256

Operating income (loss)	(198)	934

Financial expenses, net	(2,015)	(737)
Other income	-	1,826

Income (loss) before taxes on income	(2,213)	2,023
Taxes on income (tax benefit)	(2)	644

Net income (loss)	$(2,211)	$1,379

Net income (loss) per share:
Basic	$(0.05)	$0.03
Diluted	$(0.05)	$0.03

Weighted average number of shares used in computing net income (loss) per share:
Basic	41,288,247	40,807,338
Diluted	41,288,247	42,113,951

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2012	2011
	Unaudited	Unaudited

Net Income (loss)	$(2,211)	$1,379
Other comprehensive income:
Foreign currency translation adjustments	146	(256)
Unrealized gain on forward contracts, net	598	103

Comprehensive income (loss)	$(1,467)	$1,226

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income ***)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2011	40,698	$1,855	$865,080	$774	$(603,596)	$264,113

Issuance of restricted share units	484	27	-	-	-	27
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,009	-	-	2,009
Conversion of convertible subordinated notes	**) -	*) -	9	-	-	9
Other comprehensive loss	-	-	-	(233)	-	(233)
Net loss	-	-	-	-	(5,850)	(5,850)

Balance as of December 31, 2011	41,182	1,882	867,098	541	(609,446)	260,075

Issuance of restricted share units	231	12	-	-	-	12
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	1,076	-	-	1,076
Other comprehensive income	-	-	-	744	-	744
Net loss	-	-	-	-	(2,211)	(2,211)

Balance as of June 30, 2012 (unaudited)	41,413	$1,894	$868,174	$1,285	$(611,657)	$259,696

*)	Represents an amount lower than $ 1.
**)	Represents an amount lower than 1 thousand shares.
***)
Represents adjustments in respect of foreign currency translation and unrealized gain on forward contracts, net. The balance of accumulated other comprehensive income as of June 30, 2012 and December 31, 2011 included foreign currency translation adjustments in the amounts of $ 1,486 and $ 1,340, respectively, and unrealized loss on forward contracts, net, in the amount of $ (201) and $ (799), respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2012	2011
	Unaudited

Cash flows from operating activities:

Net income (loss)	$(2,211)	$1,379
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	10,698	12,369
Stock based compensation	1,076	1,056
Accrued severance pay, net	311	(193)
Accrued interest and exchange rate differences on short and long-term restricted cash, net	(69)	(28)
Exchange rate differences on long-term loans	(124)	522
Capital loss (gain) from disposal of property and equipment	(3)	69
Deferred income taxes	(330)	370
Decrease (increase) in trade receivables, net	(7,114)	19
Increase in other assets (including short-term, long-term and deferred charges)	(5,428)	(18,934)
Increase in inventories	(395)	(986)
Increase (decrease) in trade payables	5,409	(424)
Decrease in accrued expenses	(6,147)	(1,022)
Increase (decrease) in advances from customer, held by trustees, net	5,002	(1,004)
Decrease in other accounts payable and other long-term liabilities	(5,719)	(1,562)

Net cash used in operating activities	(5,044)	(8,369)

Cash flows from investing activities:

Purchase of property and equipment	(2,166)	(3,892)
Investment in restricted cash held by trustees	(17,620)	-
Proceeds from restricted cash held by trustees	9,075	1,016
Investment in restricted cash (including long-term)	(9,114)	(12,142)
Proceeds from restricted cash (including long-term)	14,624	14,091
Proceeds from working capital adjustment to subsidiary purchase price	-	1,465
Acquisition of subsidiary, net of cash acquired (a)	-	(1,867)
Purchase of intangible asset	(72)	(21)

Net cash used in investing activities	$(5,273)	$(1,350)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2012	2011
	Unaudited

Cash flows from financing activities:

Issuance of restricted stock units	$12	$14
Repayment of convertible notes	-	(394)
Short-term bank credit, net	1,201	(275)
Proceeds from long-term loans	10,000	-
Repayments of long-term loans	(4,423)	(852)

Net cash provided by (used in) financing activities	6,790	(1,507)

Effect of exchange rate changes on cash and cash equivalents	(164)	102

Decrease in cash and cash equivalents	(3,691)	(11,124)
Cash and cash equivalents at the beginning of the period	56,231	57,238

Cash and cash equivalents at the end of the period	$52,540	$46,114

Supplementary cash flow activities:

(1)	Cash paid during the period for:
	Interest	$1,456	$541

	Income taxes	$576	$784

(2)	Non-cash transactions-
	Conversion of long-term convertible subordinated notes to ordinary shares	$-	$9

	Classification from inventories to property and equipment	$1,204	$585

	Classification from property and equipment to inventories	$614	$78

	Purchase of intangible assets	$2,005	$-

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months
		ended June 30,
		2011
(a)	Payment for the acquisition of Cicat (see also Note 1c):

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$226
	Property and equipment, net	42
	Intangible assets	720
	Goodwill	1,890
	Other non-current assets	209
	Long-term liabilities	(398)
	Contingent consideration	(822)

		$1,867

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Group designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. In addition, following the acquisition of Raysat Antenna Systems ("RAS") on July 1, 2010, the group develops and provides Satcom-on-the-move antenna solutions. Following the acquisition of Wavestream Corp. ("Wavestream") on November 29, 2010, the Group develops and designs high power solid state amplifiers for military and commercial broadband communications, radar and imaging.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

For a description of principal markets and customers, see Note 8.

Commencing 2012, in accordance with the Company organizational changes instituted at the beginning of 2012, the Company's business is managed and reported as three separate reportable segments, comprised of the Company's newly named Commercial Satcom, Defense Satcom and Services divisions:

•
Commercial Satcom provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•	Defense Satcom provides satellite communication products and solutions to defense and homeland security organizations worldwide.
•
Services, which includes Spacenet Inc., provides managed network services for business, government and residential customers in North America, and Gilat's service businesses in Peru and Colombia, offer rural telephony and Internet access solutions.

b.	Impairment of Goodwill

The continuing pressure on the Department of Defense (DOD) budget in the United State along with some uncertainties in its future spending resulted in the reduction of Wavestream revenues in 2011 compared to 2011 forecast and to 2010 revenues. This reduction led the Company to assess Wavestream's implied value in accordance with ASC 350 "Intangibles - Goodwill and Others". As a result of the impairment test, the Company recorded an impairment goodwill loss in the amount of $17,900. This amount was recorded as part of "Impairment of goodwill and restructuring costs" in the 2011 annual Statement of Operations.

The Company continues to monitor the results of its reporting units, including Wavestream whose revenues continue to be affected by declining DOD budget, and expects to perform an annual goodwill impairment test, in respect with its reporting units, in December 2012.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

c.	Business combination - acquisition of Cicat Networks Inc, ("CICAT"):

On April 13, 2011 the Group completed the acquisition of all of the outstanding shares of CICAT, a provider of terrestrial access and network services to enterprises with multi-site locations. The CICAT operation is included in the Services segment.

CICAT was acquired for approximately $ 2,823 out of which $ 822 represents the fair value of the potential contingent consideration according to the estimation of the Company's management and was accrued in the Group's financial statements. The nominal value of the contingent earn- out consideration is for up to $ 1,170 and is based on an agreed upon revenues target for CICAT during 2011-2013. This amount was classified as other current liabilities and other long term liabilities, as applicable.

The derived goodwill from this acquisition is attributable to the additional capabilities of the Group to expand its services, abilities and offerings and to establish relationships with key partners. The goodwill amount is not deductible for tax purposes.

Customer relationships and backlog in the amount of $ 720 are being amortized at an annual weighted average of 7.8 years.

The following table summarizes the estimated fair values of CICAT's assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

Cash	$134
Other current assets	1,301
Non-current assets	209
Property and equipment	42
Intangible assets:
Customer relationships	626
Backlog	94
Goodwill	1,890
Current liabilities	(1,075)
Long-term liabilities	(398)

Net assets acquired	$2,823

d.
The Company depends on a major supplier to supply certain components and services for the production of its products or providing services. If this supplier fails to deliver or delays the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and, or, additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.
The significant accounting policies applied in the financial statements of the Company as of December 31, 2011, are applied consistently in these financial statements (please refer also to note 2d - Accounting Standards Adopted for the first time).

b.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, bank deposits, short-term restricted cash, restricted cash held by trustees, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of the Group's long-term borrowing arrangements, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group's incremental borrowing rates for similar borrowing or investing arrangements.

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated market participant expectations of future cash flow. As of June 30, 2012 and December 31, 2011, the Company's convertible subordinated notes estimated fair value was $ 14,323 and $ 13,937, respectively. These notes are expected to be paid in the fourth quarter of 2012.

c.	Principles of consolidation:

The Company applies the provisions of ASC 810 "Consolidation" ("ASC 810") which provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

As more fully described in the Company's annual financial statements as of December 31, 2011 issued on April 3, 2012, most of the activity of Gilat Colombia in Colombia consists of operating subsidized projects for the government (the "Compartel Projects"). The Compartel Projects were awarded to Gilat's Colombian subsidiaries in 1999 and 2002. As required by the Compartel Projects' bid documents, the Group established trusts  (the "Trusts") and entered into governing Trust Agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy ("the Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Group. The Trusts are a mechanism to allow the Government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. The Group generates revenues from the subsidy, as well as from the use of the network that the Group operates.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Trusts are considered VIEs and the Group is identified as the primary beneficiary of the Trusts.

Under ASC 810 the Company performs ongoing reassessments of whether it is the primary beneficiary of a variable interest entity. As the Company's management assessment provides that the Company has the power to direct the activities of a VIE that most significantly impact the VIE's activities (it is responsible for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, it was therefore concluded by management that the Company is the primary beneficiary of the Trusts.  As such, the Trusts were consolidated in the financial statements of the Company since their inception.

As of June 30, 2012 and December 31, 2011, the Trust's total assets, mainly classified as "Restricted cash held by trustees" consolidated within the financial statements of the Company amounted to $ 10,133 and $ 1,549, respectively and total liabilities, mainly classified as "Short-term advances from customers held by trustees" consolidated within the financial statements of the Company amounted to $ 6,553 and $ 1,551, respectively.

d.	Accounting Standards Adopted for the first time:

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy.

The Company adopted this standard as of the beginning of fiscal year 2012 on a prospective basis for new and materially modified measurements after January 1, 2012. The effect of the adoption of the new standard on the financial results of the Company for the six months ended June 30, 2012 was immaterial and focuses on disclosure requirements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" (ASU 2011-05), which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The Company evaluated ASU 2011-05 and elected to present the other comprehensive income on its consolidated financial statements in two consecutive statements presentation, as it presented above.

e.	Impact of recently issued accounting standards:

In July 2012, the FASB issued ASU 2012-02, "Intangible- Goodwill and Other (Topic 350): Testing Indefinite- Lived Intangible Assets for Impairment" (ASU 2012-02), which is effective for annual reporting periods. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on the Company's financial statements.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

The condensed consolidated balance sheet at December 31, 2011 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2011 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 3, 2012.

NOTE 4:	INVENTORIES

a.	Inventories are comprised of the following:

	June 30,	December 31,
	2012	2011
	Unaudited

Raw materials, parts and supplies	$11,073	$11,172
Work in progress	1,351	1,267
Finished products	18,522	19,494

	$30,946	$31,933

b.	Inventory write-offs for the six months ended June 30, 2012 and 2011, totaled $ 303 and $ 101, respectively.

NOTE 5:	CONTINGENCIES

a.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. The court ruled in favor of Gilat. Nova Mobilcom filed an appeal and a motion to the State Court of Appeals to which the Group has replied and which were both rejected. The Group does not believe that this claim has any merit and awaits publication of the court's decision on the motion in order to verify whether Mobilcom will attempt to reverse the decision in the Brazilian Higher Courts.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	CONTINGENCIES (Cont.)

b.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision was appealed by both the subsidiary and the State tax authorities and in June 2012, the São Paulo Court of Appeals issued a decision unfavorable to the subsidiary. As of June 30, 2012, the subsidiary faces an exposure of approximately $ 13,500 due to interest, penalties, Sao Paulo legal fees and exchange rate differences. The subsidiary will appeal to the Brazilian Higher Courts and the Group and its legal counsel believe that it has reasonably possible chances of success of reversing the unfavorable decision. It is noted that based on the Group’s Brazilian legal counsel’s opinion, the Group believes that the period for the inclusion of any additional co-obligors in the tax foreclosure records in addition to those entities and individuals already cited in the tax foreclosure (which include the subsidiary), expired on February 7, 2012. Accordingly the Group based on the Group’s Brazilian legal counsel’s opinion, believes that there cannot be a redirection by the tax authorities of the tax foreclosure to any of the other Group’s entities which have not been cited in the tax foreclosure. Therefore based on the Group’s Brazilian legal counsel’s opinion the Group believes that the chances of redirection of the tax foreclosure to any of the Group’s entities which have not been cited in the foreclosure, and that such redirection of the tax foreclosure by tax authorities will result in a loss recognition, are remote.

c.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management, and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed on March 31, 2008 with a consortium of buyers closed. On October 24, 2010 the Group filed its defense. The parties have completed testimony and will submit written summaries, after which the Court will hear oral argument on September 27, 2012. The lawsuit, seeking damages of approximately $ 12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. The October 2008 lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the Court, which questioned the basis for the lawsuit. The Company and its independent legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	CONTINGENCIES (Cont.)

d.
In December 2010, a lawsuit was filed against the Group in the Superior Court in Orange County, California by STM Group Inc. and Emil Youssefzadeh claiming damages for tortuous interference with contract and defamation for alleged actions in Peru.  The complaint seeks damages of approximately $6,000 in connection with the contract claim by STM Group, an unstated amount by Mr. Youssefzadeh, and exemplary damages and costs. The action was removed to the US District Court for the Central District of California and in March 2011, the Group moved to dismiss the complaint on several grounds. The court granted the Group's motion and in August 2011, the STM Group filed an order of dismissal. The STM Group may seek to bring an action in Peru against the Group.

e.
The Group has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Group is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Group operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

f.
The Group has accrued $ 9,829 and $ 10,728 as of June 30, 2012 and December 31, 2011, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 8,840 and $ 9,649 of tax related accruals as of June 30, 2012 and December 31, 2011, respectively, and $ 989 and $ 1,079 of legal and other accruals as of June 30, 2012 and December 31, 2011, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of both internal and external legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 28,297 and $ 29,726 as of June 30, 2012 and December 31, 2011, respectively. The estimated exposure for legal and other related accruals is $ 4,355 and $ 4,450 as of June 30, 2012 and December 31, 2011, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net income (loss) per share, as they would have been anti-dilutive for all periods presented, was 6,309,683 and 3,964,880 for the six months ended June 30, 2012 and 2011, respectively.

The following table sets forth the computation of basic and diluted net income (loss) per share:

1.	Numerator:

	Six months ended June 30,
	2012	2011
	Unaudited

Numerator for basic and diluted net loss per share -
Net income (loss) available to
Ordinary shareholders	$(2,211)	$1,379

2.	Denominator (in thousands):

	Six months ended June 30,
	2012	2011
	Unaudited

Denominator for basic net income (loss) per share -
Weighted average number of shares	41,288	40,807
Add - employee stock options, RSUs and convertible notes	*) -	1,307

Denominator for diluted net income (loss) per share - adjusted weighted average shares assuming exercise of options	41,288	42,114

*)	Anti-dilutive

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses.

During the six months ended June 30, 2012 and 2011, the Company recognized a net loss of $ 604 and net income of $ 486, respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset of (addition to) payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ (21) and $ 6 during the six months ended June 30, 2012 and 2011 respectively, and has been recorded as a financial income (loss).

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The fair value of the hedging instruments as of June 30, 2012 and December 31, 2011 constituted a liability of approximately $ 201 and $ 799 respectively, included as part of other current liabilities. The term of all of these instruments as of June 30, 2012 is less than one year.

As of June 30, 2012, the Company expected to reclassify $ 201 of net loss on derivative instruments from accumulated other comprehensive income to earnings during the following six months.

NOTE 8:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280").

a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2012	2011
	Unaudited

United States	$54,823	$82,409
Latin America	54,719	42,014
Asia and Asia Pacific	37,468	21,951
Africa	4,857	5,735
Europe	10,059	9,626

	$161,926	$161,735

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

b.
One major customer accounted for 12% of the total consolidated revenues for the six months ended June 30, 2012, and another major customer accounted for 11% of total consolidated revenues for the six months ended June 30, 2011.

c.	The Group's long-lived assets are located as follows:

	June 30,	December 31,
	2012	2011
	Unaudited

Israel	$72,266	$73,760
United States	11,043	12,490
Latin America	4,702	4,867
Europe	9,072	9,197
Other	600	612

	$97,683	$100,926

d.	Information on operating segments: see Note 1a.

e.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	Certain figures have been reclassified to conform to the 2011 presentation. The reclassification had no effect on previously reported net income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

3.	Financial data relating to reportable operating segments:

	Six months ended June 30, 2012 (unaudited)
	Commercial	Defense	Services	Total

Revenues	68,585	28,351	64,990	161,926
Cost of Revenues	42,459	20,971	46,778	110,208

Gross profit	26,126	7,380	18,212	51,718

R&D expenses:
Expenses incurred	10,031	6,544	-	16,575
Less - grants	1,194	490	-	1,684

	8,837	6,054	-	14,891

Selling and marketing	11,643	4,612	4,496	20,751
General and administrative	5,455	1,900	8,919	16,274

Operating income (loss)	191	(5,186)	4,797	(198)
Financial expenses, net				(2,015)
Loss before taxes				(2,213)
Tax benefit				(2)
Net loss				(2,211)

	Six months ended June 30, 2011 (unaudited)
	Commercial	Defense	Services	Total

Revenues	53,129	35,208	73,398	161,735
Cost of Revenues	28,752	22,952	51,551	103,255

Gross profit	24,377	12,256	21,847	58,480
R&D expenses:
Expenses incurred	9,562	8,164	-	17,726
Less - grants	1,385	350	-	1,735

	8,177	7,814	-	15,991

Selling and marketing	11,435	5,082	6,675	23,192
General and administrative	5,663	3,476	8,968	18,107
Costs related to acquisition transactions	39	-	217	256

Operating income (loss)	(937)	(4,116)	5,987	934
Financial expenses, net				(737)
Other Income				1,826
Income before taxes				2,023
Taxes on income				644
Net income				1,379

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	SELECTED STATEMENTS OF OPERATIONS DATA

Other income is comprised of the following:

June 30,
2011
Unaudited

Adjustments to the fair value of the contingent consideration from acquisition	$2,539
Other	(713)

$1,826

ITEM 2

SELECTED CONSOLIDATED FINANCIAL DATA

The condensed interim consolidated statement of operations data for the six month periods ended June 30, 2012 and 2011 and the condensed interim consolidated balance sheet data at June 30, 2012 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2012 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2011 and as at December 31, 2011 and 2010 included in our Annual Report on Form 20-F for the year ended December 31, 2011.

	Six months ended June 30,
	2012	2011
	U.S. dollars in thousands (except share and per share data)
	Unaudited	Unaudited
Statement of Operations Data:
Revenues:
Products	$81,523	$98,808
Services	80,403	62,927
	161,926	161,735
Cost of revenues:
Products	53,057	55,016
Services	57,151	48,239
	110,208	103,255
Gross profit	51,718	58,480
Operating expenses:
Research and development expenses, net	14,891	15,991
Selling and marketing expenses	20,751	23,192
General and administrative expenses	16,274	18,107
Costs related to acquisition transactions	-	256
Operating income (loss)	(198)	934
Financial expenses, net	(2,015)	(737)
Other income, net	-	1,826
Income (loss) before taxes on income	(2,213)	2,023
Taxes on income (tax benefit)	(2)	644
Net income (loss)	$(2,211)	$1,379
Net earnings (loss) per share:
Basic	(0.05)	0.03
Diluted	(0.05)	0.03
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	41,288,247	40,807,338
Diluted	41,288,247	42,113,951

	June 30, 2012	December 31, 2011
	U.S. dollars in thousands
	Unaudited	Unaudited
Balance Sheet Data:

Working capital	$70,108	$62,704
Total assets. .	451,658	446,678
Short-term bank credit and current maturities of long-term loans and convertible notes	26,529	22,063
Other long-term liabilities	75,987	75,139
Shareholders’ equity	$259,696	$260,075

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition as of June 30, 2012 and results of operations for the  six months ended June 30, 2012 and June 30, 2011 should be read together with our financial statements and related notes included elsewhere in this filing. This discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, that involve risks, uncertainties and assumptions. Words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to us, our business and our management, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report. The identification of certain statements as “forward-looking” is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements.

Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under the section entitled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. All forward-looking statements included in this filing are based on information available to us on the date of this filing, and we assume no obligation to update any forward-looking statements contained in this filing. Our interim financial results may not be indicative of the financial results of future periods.

Unless the context requires otherwise, references in this report to the “Company,” “Group”, “we,” “us” and “our” refer to Gilat Satellite Networks Ltd. and its subsidiaries.

Overview

We are a leading global provider of broadband satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, solid-state power amplifiers and low-profile antennas.  VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

We have a large installed customer base and have shipped more than one million VSAT units to customers in over 85 countries on six continents since 1989. We have 21 sales and support offices worldwide, six network operations centers and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users or to system integrators that use our technology. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America.

Through 2011, we operated four complementary operational and reporting segments:

•	Gilat Worldwide, comprised of two segments:

o
Gilat International, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. Since our acquisition of Raysat Antenna Systems, or RAS, Gilat International is also a provider of low-profile antennas, used for satellite-on-the-move communications, or Satcom-On-The-Move, antenna solutions.

o	Gilat Peru & Colombia, a provider of telephony, Internet and data services primarily for rural communities in Peru and Colombia under projects that are subsidized by government entities;

•
Spacenet Inc., a provider of managed network communications services, utilizing satellite wireline and wireless networks and associated technology, to enterprises, government, small office/home office, or SOHOs, and residential customers primarily in the United States, but also in locations throughout North America;

•
Wavestream, a provider of high power solid state power amplifiers, or SSPAs, Block Upconverters, or BUCs, with field-proven, high performance solutions designed for mobile and fixed satellite communication, or SATCOM, systems worldwide, primarily in the defense market.

Starting in 2012, in accordance with the organizational changes within the Company, we operate three businesses, comprised of our newly named Commercial Satcom, Defense Satcom and Services divisions:

•
Commercial Satcom provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•	Defense Satcom provides satellite communication products and solutions to defense and homeland security organizations worldwide.

•
Services, which includes Spacenet Inc., provides managed network services for business, government and residential customers in North America, as well as Gilat's service businesses in Peru and Colombia, offer rural telephony and Internet access solutions.

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, intangible and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for a discussion of those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report.

Impairment of Goodwill and Restructuring Costs

 In 2011 we recorded $19.5 million as impairment of goodwill and restructuring costs, consisting of a $17.9 million goodwill impairment charge related to Wavestream and $1.6 million of restructuring costs. The continuing pressure on the Department of Defense (DoD) budget along with some uncertainties as to DoD’s future spending is reflected in the reduction of Wavestream revenues in 2011 compared to our 2011 projection as well as compared to 2010 revenues. We performed a two-step analysis of Wavestream implied carrying value in accordance with ASC 350. Under step two of the impairment test, we recorded a $17.9 million goodwill impairment charge. We are continuing to monitor the results of our reporting units, including Wavestream, whose revenues continue to be affected by the declining Department of Defense budget, and expect to perform our annual goodwill impairment test with respect to our reporting units in December 2012.

RESULTS OF OPERATIONS:

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

Revenues
Revenues for the six months ended June 30, 2012 and 2011 for our three segments were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Commercial
Equipment	$46,764	$42,945	8.9%	28.9%	26.5%
Services	21,821	10,184	114.3%	13.5%	6.3%
	68,585	53,129	29.1%	42.4%	32.8%
Defense
Equipment	26,652	34,714	(23.2)%	16.5%	21.5%
Services	1,699	494	243.9%	1.0%	0.3%
	28,351	35,208	(19.5)%	17.5%	21.8%
Services
Equipment	8,107	21,149	(61.7)%	5.0%	13.1%
Services	56,883	52,249	8.9%	35.1%	32.3%
	64,990	73,398	(11.5)%	40.1%	45.4%
Total
Equipment	81,523	98,808	(17.5)%	50.4%	61.1%
Services	80,403	62,927	27.8%	49.6%	38.9%
Total	$161,926	$161,735	0.1%	100.0%	100.0%

Our total revenues for the six months ended June 30, 2012 were approximately $161.9 million, as compared to approximately $161.7 million for the same period in 2011. While our  total revenues were relatively the same for both periods, the components of our revenues changed as  the revenues of  our Commercial segment increased by $15.5 million, which increase was offset by the decrease of revenues in both the Services and Defense segments of $8.4 million and $6.9 million, respectively.

The increase in our Commercial segment was primarily attributable to the revenues associated with the National Broadband Networks (NBN) project in Australia which was awarded to us in the second quarter of 2011 and the rollout commenced at the end of 2011.

In the Services segment, the decrease is mainly attributable to lower revenues from equipment sales associated with the gaming sector in Spacenet. This decrease was partially offset by higher levels of revenues derived from governmental subsidies in both Gilat Colombia and Gilat Peru.

    In our Defense segment, the total decrease is primarily attributable to the continuing pressure on the Department of Defense (DOD) budget in the United States, which affected Wavestream’s revenues.

Gross profit

The gross profit of our three segments for the six months ended June 30, 2012 and 2011 was as follows:

	Six months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	U.S. dollars in thousands		Percentage of revenues per segment
	Unaudited	Unaudited	Unaudited	Unaudited
Commercial
Equipment	$19,387	$20,595	41.5%	48.0%
Services	6,739	3,782	30.9%	37.1%
	26,126	24,377	38.1%	45.9%
Defense
Equipment	6,626	12,132	24.9%	34.9%
Services	754	124	44.4%	25.1%
	7,380	12,256	26.0%	34.8%
Services
Equipment	2,453	11,065	30.3%	52.3%
Services	15,759	10,782	27.7%	20.6%
	18,212	21,847	28.0%	29.8%
Total
Equipment	28,466	43,792	34.9%	44.3%
Services	23,252	14,688	28.9%	23.3%
Total	$51,718	$58,480	31.9%	36.2%

Our gross profit margin, which varies based on the region in which we consummate a transaction and the type of transaction, decreased to approximately 32% in the six months period ended June 30, 2012 from approximately 36% in the same period of 2011. The decrease in our gross profit margin is mainly attributable to the lower levels of revenues from equipment sales, which typically carry higher margins. In the six months ended June 30 2012, the portion of equipment revenues out of our total revenues decreased from 61% to 50% compared to the same period of 2011.

In the Defense segment, the decrease in our gross profit margin is mainly due to the decrease in Wavestream’s equipment revenues resulting from the continuing pressure on the Department of Defense budget in the United States.

In the Commercial segment, the decrease in our gross profit margin is mainly attributable to the regions in which we consummated our revenues and to the increase in the revenues from services which typically carry lower margins. The portion of services revenues out of the total revenues of the Commercial segment increased to 31.7% in the six months ended June 30, 2012 from 19.2% in the same period of 2012.

In our Services segment, the decrease of gross profit margin is mainly derived from the decrease of equipment revenues. In the first half of 2011 we had a significant portion of revenues from equipment, generated by Spacenet, as part of the deployment of gaming sector networks.

Research and Development Expenses, net

Research and development expenses of our three segments for the six months ended June 30, 2012 and 2011 were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Commercial
Expenses incurred	$10,031	$9,562	4.9%	14.6%	18.0%
Less - grants	1,194	1,385	(13.8)%	1.7%	2.6%
	8,837	8,177	8.1%	12.9%	15.4%
Defense
Expenses incurred	6,544	8,164	(19.8)%	23.1%	23.2%
Less - grants	490	350	40.0%	1.7%	1.0%
	6,054	7,814	(22.5)%	21.4%	22.2%

Total, net	$14,891	$15,991	(6.9)%	15.4%	18.1%

Our research and development expenses are incurred by our Commercial and Defense segments. Net research and development expenses decreased by approximately $1.1 million in the six months ended June 30, 2012 compared to the same period of 2011. The decrease in research and development expenses is attributable to our Defense segment in which we are continuing with our efforts to integrate our research and development activities worldwide following the acquisition of RAS and Wavestream. This decrease was slightly offset by higher level of expenses in our Commercial segment mainly due to the continuing development of Ka-band technology for the consumer markets.

Selling and Marketing Expenses

Selling and marketing expenses of our three reportable segments for the six months ended June 30, 2012 and 2011 were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Commercial	$11,643	$11,435	1.8%	17.0%	21.5%
Defense	4,612	5,082	(9.2)%	16.3%	14.4%
Services	4,496	6,675	(32.6)%	6.9%	9.1%
Total	$20,751	$23,192	(10.5)%	12.8%	14.3%

Selling and marketing expenses decreased by approximately $2.4 million in the six months ended June 30, 2012, compared to the same period of 2011. This decrease is mainly attributable to the Services segment due to lower levels of variable expenses related to lower levels of revenues and bookings compared to the same period in 2011, as well as the cost cutting measures we made at the end of 2011, mainly in Spacenet.

General and Administrative Expenses

General and administrative expenses of our three segments for the six months ended June 30, 2012 and 2011 were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Commercial	$5,455	$5,663	(3.7)%	8.0%	10.7%
Defense	1,900	3,476	(45.3)%	6.7%	9.9%
Services	8,919	8,968	(0.5)%	13.7%	12.2%
Total	$16,274	$18,107	(10.1)%	10.1%	11.2%

General and administrative expenses decreased by approximately $1.8 million in the six months ended June 30, 2012, compared to the same period of 2011. This decrease is mainly attributable to our Defense segment and is primarily due to the organizational changes we implemented in the fourth quarter of 2011 and in the beginning of 2012. These organizational changes, associated with the continuing integration of Wavestream and RAS, included reductions in headcount, rent expenses and depreciation expenses.

Financial Expenses, Net

In the six months ended June 30, 2012, our financial expenses were approximately $2.0 million compared to financial expenses of $0.7 million in the same period of 2011. The increase in our financial expenses is primarily attributable to exchange rate differences between local currency and the U.S. dollar in the countries where some of our subsidiaries are located, mainly in Latin America.

Other Income, Net

Our other income in the six months ended June 30, 2011 was mainly due to the reversal of an earn-out liability related to the Wavestream acquisition. This reversal was made since we believed that the revenues target on which the earn-out depends will not be achieved and as such earn- out payment will not be paid by us.

Taxes on Income

Taxes on income are dependent upon where our profit is generated. In the six months ended June 30, 2012 we recorded a tax benefit of $2 thousand compared to tax expenses of approximately $0.6 million in the same period in 2011. The decrease in taxes on income is mainly due to the decrease in deferred tax liabilities related to the intangible assets associated with the Wavestream acquisition, offset by a decrease in deferred tax assets.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the first six months of 2012, the rate of inflation in Israel was 1% and the U.S. dollar appreciated in relation to the NIS at a rate of 2.67%, from NIS 3.821 per $1 on December 31, 2011 to NIS 3.923 per $1 on June 30, 2012. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2012 and 2011, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to US dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2012 and 2011. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment), sale prices and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, which carry varying sales prices and margins. In addition, our revenues and profitability may vary from quarter to quarter as a result of the consolidation of newly acquired companies and businesses.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

Since inception, our financing requirements have been met through cash from funds generated by operating activities, private equity investments, public offerings, issuances of convertible notes, bank loans, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2012, we had cash and cash equivalents of $52.5 million, short-term and long-term restricted cash of $3.5 million and short-term and short-term restricted cash held in trustees' accounts of $10.1 million. As of December 31, 2011, we had cash and cash equivalents of $56.2 million, short-term and long-term restricted cash of $9.1 million and short-term and short-term restricted cash held in trustees' accounts of $1.5 million.

As of June 30, 2012, our accumulated financial debt was approximately $69.1 million which is mainly comprised of long-term loans of $43 million and convertible subordinate notes of approximately $14.4 million that are payable in the fourth quarter of 2012.

We believe that our working capital is sufficient for our present requirements over the next 12 months.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2012	2011
	US Dollars in thousands
	Unaudited	Unaudited
Net cash used in operating activities	$(5,044)	$(8,369)
Net cash used in investing activities	(5,273)	(1,350)
Net cash provided by (used in) financing activities	6,790	(1,507)
Effect of exchange rate changes on cash and cash equivalents	(164)	102
Net decrease in cash and cash equivalents	(3,691)	(11,124)
Cash and cash equivalents at beginning of the period	56,231	57,238
Cash and cash equivalents at end of the period	$52,540	$46,114

Our cash and cash equivalents decreased by approximately $3.7 million during the six months ended June 30, 2012 as a result of the following:

Operating activities - Cash used in operating activities for the six months ended June 30, 2012 was approximately $5 million compared to cash used in operating activities of approximately $8.4 million in the same period of 2011. The reduction in the total cash used for our operating activities is primarily attributable to our continued efforts to improve our working capital, mainly in long term trade receivables and trade payables.

Investing activities - In the six month period ending June 30, 2012, cash used in investing activities was approximately $5.3 million, mainly due to the purchase of $2.2 million of equipment and from investments in restricted cash of approximately $3 million.

Financing activities - Cash provided by financing activities was approximately $6.8 million, primarily from a loan in the amount of $10 million received during the second quarter of 2012 and extending our short term bank credit by $1.2 million, offset by repayment of $4.4 million of long term loans.

Our cash and cash equivalents decreased by approximately $11.1 million during the six months ended June 30, 2011 as a result of the following:

Operating activities - Cash used in operating activities for the six months ended June 30, 2011 was approximately $8.4 million. During the six months ended June 30, 2011, the increase in revenues was supported by a higher level of working capital requirements, mostly in connection with the deployment of gaming sector networks project awards of Spacenet. This increase was reflected by the $12.5 million increase in our long term receivables.

Investing activities - In the six month period ending June 30, 2011, cash used in investing activities was approximately $1.4 million, mainly in investments in restricted cash of approximately $12.1 million, purchase of property and equipment of approximately $3.9 and acquisition of a subsidiary of approximately $1.9 million. The above was offset by proceeds from restricted cash of approximately $14.1 million, proceeds from restricted cash held by trustees of approximately $1.0 million and proceeds from working capital adjustment to the subsidiary purchase price of approximately $1.5 million.

Financing activities - Cash used in financing activities was approximately $1.5 million, primarily from the payment of our long term loan and convertible subordinated notes.